Exhibit 99.3

Amended and Restated

TAX SHARING AGREEMENT

THIS TAX SHARING AGREEMENT (this “Agreement”) originally entered into as of January 1, 1987 and amended January 1, 1990, January 1, 2002 and March 11, 2004, February 25, 2009, amended and restated as of this 8th day of September, 2011 is among MBIA Inc., a Connecticut corporation (“MBIA”), and those eligible subsidiaries of MBIA added as parties from time to time to this Agreement and listed on the signature pages hereto.

W I T N E S S E T H:

WHEREAS, MBIA is the common parent and each of the Subsidiaries is a member of an affiliated group of companies permitted to file a consolidated Federal income tax return pursuant to the terms of Section 1504 of the Internal Revenue Code of 1986, as amended (the “Code”), (which affiliated group is referred to herein as the “Consolidated Group”);

WHEREAS, the Consolidated Group has, since January 1, 1987, filed and intends to continue to file consolidated Federal income tax returns under Section 1501 of the Code so that the tax liability of the Consolidated Group is determined under Section 1502 of the Code and the Regulations thereunder by consolidating the income, expenses, gains, losses and credits of all of the members of the Consolidated Group;

WHEREAS, as indicated in the Preamble to this Agreement, MBIA and its eligible subsidiaries have entered into tax allocation agreements to allocate and settle among themselves the consolidated Federal income tax liabilities of the Consolidated Group; and

WHEREAS, MBIA and its Subsidiaries wish to amend and restate this Agreement setting forth their understandings as to certain matters pertaining to their Federal income tax liabilities, in a manner consistent with the requirements of New York State Insurance Department Circular Letter No. 33 (December 20, 1979), as it applies to tax sharing payments due to be made on or after January 1, 2011.

NOW, THEREFORE, MBIA and the Subsidiaries agree as follows:

ARTICLE I

Certain Definitions

In this Agreement, the following terms have the meanings specified or referred to in this Article I and shall be equally applicable both to the singular and to the plural forms.

“Agreement” has the meaning set forth in the Preamble.

“Circular 33” has the meaning set forth in the Recitals, as the same may be amended or superseded by any subsequent publication or guidance issued by the New York State Insurance Department.

“Code” has the meaning set forth in the Recitals.

“Consolidated Group” has the meaning set forth in the Recitals.

“Consolidated Item” has the meaning set forth in Section 2.02.

“Consolidated Return Year” means any taxable year or period for which MBIA files a consolidated Federal income tax return with at least one Subsidiary.

“Escrow Account” has the meaning set forth in Section 2.05.

“Final Determination” means an IRS Form 870AD that reflects an adjustment to any item (or a component of an item) shown on a tax return (whether or not such adjustment results in a deficiency in taxes), a closing agreement or an accepted offer in compromise with the IRS or any other adjustment to any item to which the taxpayer concedes (whether or not such adjustment results in a deficiency in taxes), or a decision of any court of competent jurisdiction that is not subject to appeal or the time for appeal of which has expired.

“IRS” means the United States Internal Revenue Service.

“MBIA” has the meaning set forth in the Preamble.

“New York Insurance Member” means any Subsidiary incorporated as an insurance company in the State of New York.

“Noninsurance Subsidiary” means any Subsidiary not incorporated as an insurance company in the State of New York.

“Pro Forma Subsidiary Return” has the meaning set forth in Section 2.02.

“Regulations” mean the regulations issued by the Secretary of the Treasury interpreting the Code.

“Subsidiary” means any corporation that is eligible for inclusion in a consolidated income tax return with MBIA as the common parent and that is or from time to time becomes a signatory hereto.

ARTICLE II

Returns and Payments

Section 2.01. Consent to File Consolidated Returns. MBIA and the Subsidiaries hereby consent to the filing of consolidated Federal income tax returns by the Consolidated Group for each taxable year covered by this Agreement and each Subsidiary agrees to furnish all information and to execute all elections and other documents which may be necessary or appropriate to evidence such consent or to enable MBIA to prepare and file such returns.

Section 2.02. Preparation of Pro Forma Subsidiary Return. For each Consolidated Return Year, a pro forma Federal income tax return (a “Pro Forma Subsidiary Return”) shall be prepared for each Subsidiary, covering that portion of the taxable year in which such Subsidiary is included in the Consolidated Group, as if the Subsidiary had filed a separate tax return for the Consolidated Return Year, subject to the following modifications:

(1)	all elections shall be consistent with the elections of the Consolidated Group for such Consolidated Return Year;

(2)	in the case of any item of income, gain, loss, deduction or credit that is computed or subject to a limitation only on the Consolidated Group return, including, but not limited to, net operating losses, capital losses, charitable contributions, foreign tax credits, research and experimentation credits and gains and losses under Section 1231 of the Code (“Consolidated Items”), such Consolidated Items shall be taken into account by the Subsidiary to the extent that (as determined by MBIA on a reasonable basis) the Consolidated Item is taken into account and actually affects the amount of the tax liability of the Consolidated Group;

(3)	all intercompany transactions (as defined in Section 1.1502-13(b)(1) of the Regulations) between members of the Consolidated Group shall be taken into account, in computing the Pro Forma Subsidiary Returns, at the time when such transactions are required to be taken into account by the Consolidated Group under Section 1.1502-13 of the Regulations;

(4)	the tax imposed by Section 55 (or any comparable provision of law) of the Code (or any tax credits generated with respect thereto) shall be disregarded except to the extent that such tax is actually imposed on the Consolidated Group;

(5)	any Consolidated Item not initially taken into account in computing the tax of the Subsidiary and not otherwise addressed in this Section 2.02 shall be taken into account by the Subsidiary in the year, and to the extent, that such Consolidated Item is taken into account by the Consolidated Group; and

(6)	any carryforwards and carrybacks of deductible or creditable losses and credits generated by the Subsidiary in any previous Consolidated Return Year in which it was included in the Consolidated Group return (as computed pursuant to the principles of this Section 2.02) shall be taken into account.

Section 2.03. Computation of Tax Liability. Subject to Section 4.07, the tax charge payable by, or the tax refund payable to, a Subsidiary under this Agreement for any Consolidated Return Year shall be the amount that would have been payable if the Subsidiary were actually filing its Pro Forma Subsidiary Return for such Consolidated Return Year. If the Pro Forma Subsidiary Return prepared with respect to any Subsidiary reflects a net operating loss, net capital loss, excess tax credit or other deductible or creditable tax attribute that such Subsidiary could have carried back to a prior Consolidated Return Year had it actually filed its Pro Forma Subsidiary Return on a separate company basis for such prior year, then MBIA shall pay to such Subsidiary the refund (if any) that such Subsidiary would have received as a result of the carryback of such attribute to a Pro Forma Subsidiary Return for any Consolidated Return Year. The amount of such refund will be computed as if such Subsidiary had filed a separate tax return for the prior Consolidated Return Year, and otherwise in accordance with the principles of Section 2.02.

Section 2.04. Payment of Tax Liability.

(a) Estimated Taxes. Each Subsidiary shall pay to MBIA any required payment of estimated Federal income tax liability (when and as determined under Section 6655 of the Code) calculated in accordance with Section 2.03. In computing the Subsidiary’s estimated Federal income tax payments, each payment shall be sufficient to avoid incurring any penalty under Section 6655 of the Code that would have been payable under the Subsidiary’s Pro Forma Subsidiary Return by reason of any underpayment by a “large corporation” within the meaning of Section 6655(g)(2) of the Code and shall be consistent with the elections permitted to be made under Sections 6655(d) and (e) of the Code as actually made by MBIA, in its sole discretion, for such taxable year and communicated to the Subsidiary.

(b) Annual True-Up. Each Subsidiary shall pay to MBIA, or MBIA shall pay to each Subsidiary, as the case may be, the difference, if any, between the tax payable pursuant to Section 2.03 for such taxable year and the amount, if any, paid by the Subsidiary to MBIA pursuant to Section 2.04(a) for such taxable year.

(c) Settlements. All settlements under Sections 2.03 and 2.04(a) and (b) shall be made within 30 days after the filing of the applicable estimated or actual consolidated federal income tax return with the IRS, provided that MBIA shall provide each Subsidiary with notice of any amount due from the Subsidiary under this section at least 10 days before the required date for payment. Payments to any Subsidiary pursuant to Section 2.03 that are attributable to the carryback of any tax attribute reflected on a Pro Forma Subsidiary Return shall be made within 30 days after the filing of the consolidated federal income tax return that includes the tax items reported on such Pro Forma Subsidiary Return. All settlements to the New York Insurance Members shall be in cash or securities eligible as investments for such New York Insurance Members, at market value, or otherwise as required by Circular 33. Payments by the New York Insurance Members shall be subject to the escrow requirements of Section 2.05. If a Noninsurance Subsidiary is entitled to a payment from MBIA in accordance with Sections 2.03 and 2.04, in lieu of actual payment MBIA shall establish an intercompany payable for such amount within 30 days following the filing of the consolidated Federal income tax return. MBIA’s intercompany payables established pursuant to this Section 2.04(c) shall be settled through offset against future payments due from the Noninsurance Subsidiary under this Agreement.

Section 2.05. New York Insurance Members. As required by Circular 33, if the amount paid by any New York Insurance Member to MBIA for Federal income taxes is greater than the actual payment made by MBIA to the IRS, then cash or securities having a value equal to the difference shall be placed by MBIA in an escrow account (“Escrow Account”) in order to assure such New York Insurance Member’s enforceable right to recover its payment in the event that such New York Insurance Member generates a future loss which may be carried back to the year with respect to which such payment was made. The assets held in the Escrow Account shall be assets eligible as an investment for the New York Insurance Member pursuant to Circular 33. Assets may be released from the Escrow Account to (i) the applicable New York Insurance Member at such time as, and to the extent that, such New York Insurance Member is entitled to recover such assets pursuant to Section 2.03 or 2.07 as a result of the carryback or carryforward of any tax attribute and (ii) MBIA at such time as the permissible period for loss carrybacks applicable to such assets has elapsed.

Section 2.06. Redetermination. In the event of any adjustment to the tax return of the Consolidated Group as filed (including, without limitation, by reason of an amended return, claim for refund or an audit by the Internal Revenue Service), the liability of MBIA and the Subsidiaries shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability. Payments shall be made within 30 days of any corresponding payments to the Internal Revenue Service or the receipt of any refund from the Internal Revenue Service. Any payments shall include interest and penalties equal to the amounts actually paid to, or received from, the Internal Revenue Service with respect to the redetermination of tax liabilities. MBIA shall calculate the amounts of any such payments and shall give the Subsidiaries at least 10 days notice of any amounts payable by the Subsidiaries. All payments due under this Section 2.06 shall be made in accordance with the principles of Section 2.04(c).

Section 2.07. Deconsolidation. To the extent permitted by law, if a New York Insurance Member shall cease to be a member of the Consolidated Group, (1) such New York Insurance Member shall elect to relinquish any carryback to any Consolidated Return Year of net operating losses, net capital losses, unused tax credits and other deductible or creditable tax attributes and (2) MBIA shall make any election, pursuant to Treas. Reg. 1.1502-36(d)(6) (or any successor or comparable provision of law or regulations), necessary or appropriate to preserve such New York Insurance Member’s ability to carry such deductible or creditable tax attributes forward to subsequent tax years. If any New York Insurance Member shall cease to be a member of the Consolidated Group and, as of the close of the taxable year of the Consolidated Group that includes such cessation, such New York Insurance Member shall have generated net operating losses, net capital losses, tax credits and other deductible or creditable tax attributes (i) that were utilized to reduce the tax liability of the Consolidated Group attributable to members of the Consolidated Group other than such New York Insurance Member, so that such deductible or creditable tax attributes are not available as carrybacks or carryforwards to other taxable years of the New York Insurance Member and (ii) for which such New York Insurance Member shall not have previously been compensated pursuant to this agreement, then MBIA will reimburse such New York Insurance Member for the use of those deductible or creditable tax attributes when and as such New York Insurance Member would be entitled to use such deductible or creditable tax attributes to reduce its own federal income tax payments, whether as a member of another consolidated group or on a stand-alone basis. A New York Insurance Member that ceases to be a member of the Consolidated Group shall not be entitled to any payment under this Agreement with respect to any carryback item arising after its deconsolidation.

Section 2.08. Payment of Consolidated Group Tax. All payments of actual or estimated Federal income taxes owed by the Consolidated Group shall be paid to the IRS by MBIA, and MBIA shall be entitled to receive any refunds of Federal income taxes owed to the Consolidated Group, subject to its tax sharing obligations set forth in this Agreement. Provided that a Subsidiary shall have made all payments required to have been made by it pursuant to this Agreement for any Consolidated Return Year, MBIA shall hold such Subsidiary harmless from any claims by the IRS in connection with the Consolidated Group’s Federal income tax liability, whether under Section 1.1502-6 of the Regulations or otherwise, for such Consolidated Return Year.

Section 2.09. Earnings and Profits. For purposes of determining the earnings and profits of each member, the Consolidated Group shall elect to allocate the tax liability of the Consolidated Group among the members of the Consolidated Group in accordance with the method prescribed in Section 1552(a) (2) of the Code and Section 1.1552-1(a)(2) of the Regulations.

Section 2.10. Interest. In connection with any amounts due and payable under this Agreement, interest shall be calculated based upon the same principles and rates applied by the IRS to the Consolidated Group tax liability or refund claim.

Section 2.11. Priority of Agreement. As between the parties, the provisions of this Agreement shall fix the liability of each of the other as to the matters provided for herein even if payments made pursuant hereto are treated as capital contributions or distributions for Federal income tax purposes.

Section 2.12. Allocation of State and Local Income Tax Liability. If a consolidated, combined or unitary tax return or report is filed in any state or local jurisdiction principles and procedures analogous to the principles and procedures stated herein shall apply to determine each Subsidiary’s liability in respect thereof and the payments to be made.

ARTICLE III

Tax Matters and Cooperation

3.01. Disputes With the IRS. Each Subsidiary hereby irrevocably appoints MBIA as its agent, and each Subsidiary hereby agrees that MBIA shall have absolute authority, for purposes of: (i) preparing and filing consolidated Federal income tax returns for the Consolidated Group (including, without limitation, preparing and filing estimated tax returns, amended tax returns and claims for refund, determining income tax return positions, selecting methods of accounting and making elections); (ii) representing any Subsidiary with respect to any consolidated Federal income tax audit or consolidated Federal income tax controversy (including, without limitation, any proceeding with the IRS and any judicial proceedings, whether any such proceedings relate to a claim for additional taxes or a claim for refund of taxes), settling or compromising any claim for additional, or any claim for refund of, Federal income taxes of any Subsidiary with respect to any issue that could affect an item reflected on the consolidated Federal income tax return of the Consolidated Group; (iii) engaging outside counsel, accountants and other experts with respect to Federal income tax matters relating to any Subsidiary; and (iv) taking any other action in connection with tax matters relating to any Subsidiary, as MBIA, in its sole and absolute discretion, determines to be necessary and appropriate.

Section 3.02. Cooperation and Exchange of Information. Notwithstanding any termination of this Agreement pursuant to Section 4.01 below, each party shall retain, and shall agree to make available to the other during regular business hours, all material relevant to the determination of the Federal income tax liability of the Consolidated Group for all tax periods to which this Agreement applies, including but not limited to, returns, supporting schedules, workpapers and relevant correspondence.

ARTICLE IV

Miscellaneous

4.01. Duration. This Agreement, as amended and restated through the latest date set forth in the Preamble hereto, shall apply to and remain in effect for all payments of Federal income tax or estimated Federal income tax that become due and payable on or after January 1, 2011 for any Consolidated Return Year. Notwithstanding the first sentence of this Section 4.01, this Agreement shall be terminated if (i) the parties agree in writing to such termination, on the date specified in such written agreement, (ii) with respect to any Subsidiary, membership in the Consolidated Group ceases or is terminated for any reason whatsoever, as of the last day of the taxable year of the Consolidation Group that includes such cessesation, or (iii) the Consolidated Group shall fail to file a consolidated Federal income tax return for any year, as of the last day of the year preceding the first year for which a consolidated Federal income tax return is not filed. Notwithstanding any termination of this Agreement, its provisions shall remain in effect with respect to any period of time during the tax year in which termination occurs, for which the income of the terminating party must be included in the Consolidated Group’s tax return.

Section 4.02. Expenses. MBIA shall be authorized to retain accountants and attorneys for the purpose of preparing returns or claims provided for herein or for the purpose of pursuing any controversies with the IRS. Each member of the Consolidated Group shall pay the costs reasonably allocated to it for employing such attorneys and accountants (including associated court costs).

Section 4.03. Controlling Law. This Agreement is made under the laws of the State of New York.

Section 4.04. Resolution of Disputes. Any disputes arising from the implementation of the terms and conditions of this Agreement shall be resolved by a single arbitrator, which shall be a nationally recognized public accounting firm selected by MBIA, whose fees and expenses shall be paid by MBIA.

Section 4.05. Retention of Records. MBIA and each Subsidiary agree to retain all material records and other documents as required under Section 6001 of the Code and the Treasury Regulations promulgated thereunder existing on the date hereof or created in respect of any taxable period that may be subject to a claim hereunder, until the later of (x) the expiration of the statute of limitations (including extensions) for the taxable periods to which such income tax returns and other documents relate and (y) the Final Determination of any payments that may be required in respect of such taxable periods under this Agreement. MBIA shall notify each Subsidiary whenever the applicable statute of limitations for any taxable period, including extensions, expires. From and after the end of the period described in the first sentence of this Section 4.05, if a Subsidiary wishes to dispose of any such records and documents, then such Subsidiary shall provide written notice thereof to MBIA and shall provide MBIA the opportunity to take possession of any such records and documents within 90 days after such notice is delivered, at MBIA’s sole cost and expense; provided, however, that if MBIA does not, within such 90-day period, confirm its intention to take possession of such records and documents, such Subsidiary may destroy or otherwise dispose of such records and documents.

Section 4.06. Binding Effect. This Agreement shall be binding upon, enforceable by and against and inure to the benefit of the parties hereto, including, for the avoidance of doubt, any entity that from time to time becomes a party hereto subsequent to the date hereof by executing and delivering a signature page, and the respective successors and assigns of the parties hereto. This agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement may be amended or modified at any time by prior mutual agreement in writing; provided, however, that this Agreement may not be amended or modified without the prior approval or non-disapproval of, or notification to, the Superintendent of the New York State Insurance Department to the extent required by Circular 33 or any provision of the insurance laws or regulations of the State of New York.

Section 4.07. Interpretation and Application. In the event of any question regarding the interpretation or application of this Agreement, it is the intention of the parties hereto that this Agreement be interpreted and applied so that the tax charge to any New York Insurance Member hereunder (as computed for all tax years subject to this Agreement) shall not be more than such New York Insurance Member would have paid if it had filed its tax returns on a separate company basis.

IN WITNESS WHEREOF, the parties have caused the signatures of their duly authorized offices to be hereto affixed.

CAH ASSET HOLDINGS, INC.

By:	/s/ Ram D. Wertheim

Name:	Ram D. Wertheim
Title:	President

CAPMAC HOLDINGS INC

By:	/s/ Ram D. Wertheim

Name:	Ram D. Wertheim
Title:	President

CUTWATER ASSET MANAGEMENT CORP.

By:	/s/ Clifford D. Corso

Name:	Clifford D. Corso
Title:	Chief Executive Officer and Chief Investment Officer

CUTWATER COLORADO INVESTOR SERVICES CORPORATION

By:	/s/ Clifford D. Corso

Name:	Clifford D. Corso
Title:	Chief Executive Officer and Chief Investment Officer

CUTWATER INVESTOR SERVICES CORP.

By:	/s/ Clifford D. Corso

Name:	Clifford D. Corso
Title:	Chief Executive Officer and Chief Investment Officer

LATAM CAPITAL ADVISORS, INC.

By:	/s/ Alfred C. Pastore

Name:	Alfred C. Pastore
Title:	Treasurer

MBIA CAPITAL CORP.

By:	/s/ Alfred C. Pastore

Name:	Alfred C. Pastore
Title:	President

MBIA INC.

By:	/s/ C. Edward Chaplin

Name:	C. Edward Chaplin
Title:	President, Chief Financial Officer and Chief Administrative Officer

MBIA INSURANCE CORPORATION

By:	/s/ William C. Fallon

Name:	William C. Fallon
Title:	President and Chief Operating Officer

MBIA INVESTMENT MANAGEMENT CORP.

By:	/s/ Alfred C. Pastore

Name:	Alfred C. Pastore
Title:	President

MBIA SERVICES COMPANY

By:	/s/ William C. Fallon

Name:	William C. Fallon
Title:	President

MUNICIPAL ISSUERS SERVICE CORPORATION

By:	/s/ C. Edward Chaplin

Name:	C. Edward Chaplin
Title:	President

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION

By:	/s/ William C. Fallon

Name:	William C. Fallon
Title:	President and Chief Executive Officer

NATIONAL PUBLIC FINANCE GUARANTEE HOLDINGS, INC.

By:	/s/ William C. Fallon

Name:	William C. Fallon
Title:	President

OPTINUITY ALLIANCE RESOURCE CORPORATION

By:	/s/ C. Edward Chaplin

Name:	C. Edward Chaplin
Title:	President, Chief Executive Officer and Chief Administrative Officer

TRIPLE - A ONE FUNDING CORPORATION

By:	/s/ Alfred C. Pastore

Name:	Alfred C. Pastore
Title:	President